UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Copart, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities) 217204 10 6
(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Page 1 of 5 pages

CUSIP No.		217204 10 6
1. Names of Reporting Persons. Willis J. Johnson

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	3,800,000 shares of Common Stock (1)
	6. Shared Voting Power	10,722,605 shares of Common Stock (2)
	7. Sole Dispositive Power	3,800,000 shares of Common Stock (1)
	8. Shared Dispositive Power	10,722,605 shares of Common Stock (2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person		14,522,605 shares of Common Stock
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)		11.2% (3)
12. Type of Reporting Person (See Instructions) IN

(1)

Includes options to purchase 3,800,000 shares of Common Stock, which will be exercisable within 60 days of March 1, 2013.

(2)

Consists of 7,033,071 shares of Common Stock held of record by the Willis J. Johnson and Reba J. Johnson Revocable Trust DTD 1/16/1977 (“Johnson Trust”) and 3,689,534 shares of Common Stock held of record by the Reba Family Limited Partnership II (“Limited Partnership”). Willis J. Johnson, a member of the Issuer’s board of directors and named executive officer, is a trustee of the Johnson Trust and a general partner of the Limited Partnership. Reba J. Jonson, Willis J. Johnson’s spouse, is a trustee of the Johnson Trust and a general partner of the Limited Partnership.

(3)

The approximate percentages of Common Stock outstanding as of March 12, 2013, as reported in the Issuer’s Report on Form 10-Q for the period ended January 31, 2013, plus the options to purchase 3,800,000 shares of Common Stock, which will be exercisable within 60 days of March 1, 2013 held by the Reporting Person.

Page 2 of 5 pages

Item 1.

(a)

Name of Issuer:

Copart, Inc.

(b)

Address of Issuer's Principal Executive Offices:

14185 Dallas Parkway
Suite 300
Dallas, TX 75254

Item 2.

(a)

Name of Person Filing:

Willis J. Johnson

(b)

Address of Principal Business Office or, if none, Residence:

Willis J. Johnson
c/o Copart, Inc.
14185 Dallas Parkway
Suite 300
Dallas, TX 75254

(c)

Citizenship:

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:

217204 10 6

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)

☐

Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)

☐

Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)

☐

Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)

☐

Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)

☐

An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)

☐

An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)

☐

A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)

☐

A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐

A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)

☐

Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of March 1, 2013.

Page 3 of 5 pages

(a) Amount Beneficially Owned:  14,522,605

(b) Percent of Class:  11.2% (1)

(c) Number of shares as to which such persons have:

(i) Sole power to vote or to direct the vote:  3,800,000 (2)

(ii) Shared power to vote or to direct the vote:  10,722,605 (3)

(iii) Sole power to dispose or to direct the disposition of:  3,800,000 (2)

(iv) Shared power to dispose or to direct the disposition of:  10,722,605 (3)

(4)

The approximate percentages of Common Stock outstanding as of March 12, 2013, as reported in the Issuer’s Report on Form 10-Q for the period ended January 31, 2013, plus the options to purchase 3,800,000 shares of Common Stock, which will be exercisable within 60 days of March 1, 2013 held by the Reporting Person.

(1)

Includes options to purchase 3,800,000 shares of Common Stock, which will be exercisable within 60 days of March 1, 2013.

(2)

Consists of 7,033,071 shares of Common Stock held of record by the Willis J. Johnson and Reba J. Johnson Revocable Trust DTD 1/16/1977 (“Johnson Trust”) and 3,689,534 shares of Common Stock held of record by the Reba Family Limited Partnership II (“Limited Partnership”). Willis J. Johnson, a member of the Issuer’s board of directors and named executive officer, is a trustee of the Johnson Trust and a general partner of the Limited Partnership. Reba J. Jonson, Willis J. Johnson’s spouse, is a trustee of the Johnson Trust and a general partner of the Limited Partnership.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

Not applicable.

Page 4 of 5 pages

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21 , 2013
Date

By: /s/ Willis J. Johnson Print Name: Willis J. Johnson

Page 5 of 5 pages